EXHIBIT 2.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

6D BYTES INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

6d bytes inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), DOES HEREBY CERTIFY:

FIRST: The name of this corporation is 6d bytes inc. (the “Corporation”). The Corporation was originally incorporated under the name 6D Company, and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 16, 2015.

SECOND: The Board of Directors of the Corporation duly adopted resolutions, pursuant to Section 242 of the General Corporation Law, setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on December 30, 2024 (the “Restated Certificate”), declaring said amendments to be advisable and directing that said amendments be submitted to the stockholders of the Corporation for their consideration.

THIRD: The first sentence of Article FOURTH of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 160,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”) and (ii) 80,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

FOURTH: The introductory paragraph of Part B of Article FOURTH of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“60,000,000 shares of the authorized Preferred Stock of the Corporation are hereby designated “Series 1 Preferred Stock”; with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series 1 Preferred Stock, together with any other series of Preferred Stock entitled to vote may also be referred to as the “Voting Preferred”. Unless otherwise indicated, references to “sections” or “subsections” in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.”

FIFTH: For the avoidance of doubt, upon the effectiveness of this Certificate of Amendment the total number of shares of all classes of stock which the Corporation shall have authority to issue is 240,000,000 shares, consisting of 160,000,000 shares of Common Stock, $0.0001 par value per share, and 80,000,000 shares of Preferred Stock, $0.0001 par value per share, of which 60,000,000 shares are designated Series 1 Preferred Stock and 20,000,000 shares remain authorized but undesignated and available for future designation by the Board of Directors. No provision of the Restated Certificate other than those set forth in Articles THIRD and FOURTH of this Certificate of Amendment is amended hereby.

SIXTH: The foregoing amendments were duly adopted in accordance with Sections 242 and 228 of the General Corporation Law, having been approved by the Board of Directors of the Corporation and by the holders of the requisite number of shares of the Corporation’s capital stock by written consent in lieu of a meeting, and prompt written notice of the taking of such action has been given to those stockholders who did not consent in writing to the extent and in the manner required by Section 228(e) of the General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by a duly authorized officer on this 18th day of August, 2026.

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer

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